Exhibit 12.1

EXHIBIT 12.1 – STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions except financial ratios, share and per share data)

	2014	2013	2012	2011	2010
1. NET INCOME ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENTAGE OF SALES
A Net income attributable to Innospec Inc.	$84.1	77.8	66.9	$47.1	$69.9
B Net sales	$960.9	818.8	776.4	$774.4	$683.2
A % of B	8.8%	9.5%	8.6%	6.1%	10.2%

2. EFFECTIVE TAX RATE AS A PERCENTAGE
C Income taxes	$26.8	15.0	26.4	$3.1	$(4.3)
D Income before income taxes	$110.9	92.8	93.3	$50.2	$65.6
C % of D	24.2%	16.2%	28.3%	6.2%	-6.6%

3. CURRENT RATIO
E Current assets	$414.2	407.4	296.6	$320.3	$321.9
F Current liabilities	$222.9	155.6	147.3	$146.0	$158.9
Ratio of E to F	1.9	2.6	2.0	2.2	2.0

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G Net income attributable to Innospec Inc.	$84.1	77.8	66.9	$47.1	$69.9
H Basic shares outstanding	24,391	23,651	23,187	23,568	23,756
I Diluted shares outstanding	24,878	24,156	23,850	24,520	24,814
G/H Basicearnings per share attributable to Innospec Inc.	$3.45	3.29	2.89	$2.00	$2.94

G/I Dilutedearnings per share attributable to Innospec Inc.	$3.38	3.22	2.81	$1.92	$2.82

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.